FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 1 - 2380

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Aviall, Inc. Employee Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Aviall, Inc.

2750 Regent Blvd

DFW Airport, Texas 75261

The Exhibit Index appears on Page 18

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVIALL, INC. EMPLOYEE SAVINGS PLAN

By:	/s/ Jeffrey J. Murphy
Jeffrey J. Murphy
Chairman, Aviall, Inc. Employee Savings Plan

By:	/s/ Colin M. Cohen
Colin M. Cohen
Vice President and Chief Financial Officer
Aviall, Inc.

By:	/s/ Jacqueline K. Collier
Jacqueline K. Collier
Vice President and Controller
Aviall, Inc.

Date: June 29, 2004

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

    the Aviall, Inc. Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviall, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas

June 24, 2004

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments (see Note 3)	$31,774,175	$23,971,617
Receivables
Employer contributions	—	33
Other receivables	52,184	—

Total assets	31,826,359	23,971,650

LIABILITIES
Excess participant contributions	28,575	5,297
Other liabilities	1,019	1,269

Total liabilities	29,594	6,566

Net assets available for benefits	$31,796,765	$23,965,084

See accompanying notes to financial statements.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2003
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 3)	$5,679,649
Dividends	330,689
Interest	322,048

6,332,386

Contributions:
Participant	2,310,967
Employer	582,726

2,893,693

Total additions	9,226,079

Deductions:
Deductions from net assets attributed to:
Distributions	1,341,730
Plan fees and expenses	42,416
Other deductions	10,252

Total deductions	1,394,398

Net increase	7,831,681
Net assets available for benefits:
Beginning of year	23,965,084

End of year	$31,796,765

See accompanying notes to financial statements.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Aviall, Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan, sponsored by Aviall, Inc. (“Aviall” or the “Company”) was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA that, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants’ rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

Participation in the Plan is voluntary. Participants may make elective contributions to the Plan beginning on their date of hire, but must have one year of qualified service and be at least 21 years of age before receiving employer matching contributions. In general, new employees of the Company are eligible to participate in the Plan.

Plan Investments

The Plan is a self-trusteed plan with The 401(k) Company as recordkeeper. Plan assets are held by various investment fund houses in separate investment accounts.

Participants may elect to contribute to, or transfer among, any of the funds except for the Aviall Stock Restricted Shares Fund. Earnings are allocated based on number of shares attributed to participants’ accounts.

Aviall Stock Restricted Shares Fund: The fund consists of Aviall, Inc. common stock contributed by the Company in 1998 through a one-time grant of shares to eligible employees, as defined in the 1997 Plan amendment. The fund is not a participant directed fund and, as such, participants do not have access to the fund while employed with the Company.

Aviall Common Stock Fund: The fund consists of Aviall, Inc. common stock that is purchased on a regular and continuous basis on the open market, and a money market fund that is used to facilitate stock purchases and liquidations. On May 1, 2001, the Aviall Common Stock Fund moved from a unitized accounting method to a share accounting method. Under the share accounting method, participants own actual shares within the fund rather than owning a percentage of all the stock in the fund.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Washington Mutual Investors Fund A: The fund is a large-cap value fund that seeks current income as well as growth opportunity. The fund invests primarily in stocks of U.S. companies.

EuroPacific Growth Fund A: The fund is an international equity fund that seeks long-term capital growth. The fund invests primarily in stocks of companies based outside the U.S. Normally, at least 80% of the fund’s assets are invested in securities of companies based in Europe or the Pacific Basin.

Templeton Developing Markets Trust A: The fund is an emerging regional fund that seeks long-term capital growth. The fund invests primarily in foreign stock of issuers in countries with developing markets. The fund was liquidated from the Plan on October 1, 2002 and replaced by the Dreyfus Premier Emerging Markets A Fund.

Franklin Balance Sheet Investment A: The fund is a small-cap value fund that seeks capital appreciation. The fund invests primarily in stocks of U.S. companies that the fund managers believe are undervalued in the marketplace.

Franklin Real Estate Securities Fund A: The fund is an equity sector fund that seeks to maximize total return. The fund invests primarily in stocks of U.S. companies operating in the real estate industry.

Massachusetts Investors Growth Stock Fund A: The fund is a large-cap growth fund that seeks long-term growth and future income. The fund invests primarily in stocks of large companies that the fund managers believe offer above-average prospects for long-term growth.

Lord Abbett Developing Growth Fund A: The fund is a small-cap growth fund that seeks long-term capital appreciation. The fund invests primarily in stocks of small U.S. companies that the fund managers believe have above-average, long-term growth potential.

PIMCO Total Return Fund A: The fund is an intermediate-term high quality bond fund that seeks maximum total return consistent with capital preservation. The fund invests primarily in intermediate-term, investment grade bonds, including securities issued or guaranteed by the U.S. government.

ING International Small-Cap Growth Fund A: The fund is an international equity fund that seeks long-term capital growth. The fund invests primarily in small companies outside the U.S. but may also invest in U.S. companies.

Stable Value Fund: The fund seeks consistent, positive returns while preserving principal and maintaining liquidity. The fund invests in a diversified portfolio of investment contracts with insurance companies, banks, or other financial institutions.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions, Vesting and Forfeitures

The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The Plan entitles nonhighly compensated employees to defer up to 50% of their pre-tax compensation up to the maximum annual limit as determined by the IRC. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the nondiscrimination tests. The maximum employee contribution for 2003 was $12,000 and for 2002 was $11,000, and is limited by law. Effective for plan years beginning on and after January 1, 2002, participants who are age 50 or older by the end of the plan year and who cannot contribute additional amounts to the Plan due to either a plan limit or certain statutory limits, may contribute an additional amount to the Plan as a “catch-up contribution.” The maximum catch-up contribution for 2003 was $2,000 and for 2002 was $1,000. The Company does not match catch-up contributions. Prior to July 1, 2001, the Company matched 50% of the employee’s annual contribution up to $400 per person based on certain requirements. Effective July 1, 2001, the Company matches 50% of the employee’s contribution limited to the first 5% of employee compensation per pay period.

Participants are immediately 100% vested in the earnings of their individual contributions to the Plan. Participants vest 25% per year in Company contributions and the earnings attributable to such contributions beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability. Upon a distribution to a participant, nonvested Company contributions are forfeited and are used to offset future Company contributions. At December 31, 2003, there were $19,150 of forfeitures that will be used to offset future Company contributions.

In 1997, the Plan was amended to allow the Company to make discretionary contributions of Company common stock to the Plan. Such contributions, when made, are fully-vested and nonforfeitable. In 1998, the Company made a discretionary contribution of 50 shares of Company common stock to all eligible employees as defined in the amendment. This contribution is included in the Aviall Stock Restricted Shares Fund and cannot be directed by the participants.

All contributions to the Plan are deposited in the trust. At the employee’s option, contributions are directed into separate participant directed investment funds, as discussed above.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, as eligible, and the allocation of the investment fund earnings, as well as charged with loan fees, as applicable.

Rollovers

Distributions from another qualified plan can be transferred into the Plan. In 2003, rollover accounts in the amount of $198,285 were transferred into the Plan and are included in participant contributions on the statement of changes in net assets available for Plan benefits.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

In the event of a participant’s termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested account balance of the participant’s account in a lump-sum payment. Upon a participant’s death or retirement due to total and permanent disability, a participant’s Plan account balance immediately becomes fully vested and nonforfeitable.

Upon a participant’s retirement date, a participant’s Plan account balance immediately becomes fully vested and nonforfeitable. A participant’s retirement date is defined as the later of the date upon which a participant attains age 65 or the fifth anniversary of the date the participant commenced participation in the Plan. Upon retirement, a lump-sum payment of the participant’s account balance shall be made as soon as administratively practicable following the valuation date coinciding with or immediately following the participant’s retirement date.

In no event shall a distribution be made later than 60 days after the close of the plan year in which the latest of the following events occurs: the date the participant attains or would have attained age 65 (or if earlier the participant’s retirement date), the tenth anniversary of the participant’s participation in the Plan, or the participant’s termination of employment.

Lump-sum payments of $5,000 or less are made at the request of a participant or beneficiary, or annually upon the failure of a participant or beneficiary to respond to the recordkeepers request for payment instructions within the specified time frame. For payments greater than $5,000, consent of the participant or beneficiary is required.

The Plan allows hardship withdrawals for the following reasons:

(1)	Payment of catastrophic medical expenses;

(2)	Purchase of a principal residence;

(3)	Payment of tuition of post secondary education;

(4)	Payments to prevent the eviction or foreclosure of principal residence; or

(5)	Any other reason deemed a financial hardship by the Internal Revenue Service (“IRS”).

Certain restrictions are placed on participants withdrawing from the Plan. Such restrictions include:

(1)	The amount withdrawn may not exceed the amount of immediate financial need;

(2)	The participant must obtain all nontaxable loans available under the Plan prior to applying for hardship withdrawal;

(3)	The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee’s elective contributions for the year of the hardship distribution; or

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(4)	The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 6 months after the receipt of the hardship withdrawal.

There were three distributions totaling $171,768 that were requested in 2003 and paid in 2004. There were no distributions or withdrawals which had been approved but remained unpaid as of December 31, 2002.

Loans

An active participant with a vested account balance of at least $2,000 may borrow from their account. Loans are limited to 50% of the vested account balance and are collateralized by the participant’s vested account balance. Loans must be at least $1,000 but not greater than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for the purchase or construction of a principal residence, in which case the maximum repayment term is 10 years. Loans accrue interest at a rate equal to the applicable treasury note rate plus 4.0% fixed for the term of the loan. Such rates range from 4.95% to 10.74% for loans outstanding at December 31, 2003. All principal and interest repayments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of repayment. Loans that are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Under the Plan’s loan provisions, participants are allowed to have up to two loans outstanding at a given time. Aviall, Inc. stock classified as “restricted” (Aviall Stock Restricted Shares Fund) is disqualified from being used to calculate loanable account balances or fund loans unless otherwise determined by the Plan Administrator. Additionally, the Plan, as amended, does not allow loans to be refinanced.

Plan Termination

The Company expects to continue the Plan indefinitely but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee of the Company.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade date basis, and dividends are reinvested at the date-of-record market price.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Fees and Expenses

The Company paid all brokerage, administrative and recordkeeping fees for the Plan. Loan fees, when applicable, and administrative fees related to the Stable Value fund, when applicable, were charged to the Participant accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. These were the only expenses paid with Plan assets. Additionally, certain administrative services were performed by the Company at no cost to the Plan.

Participant Loans Receivable

Participant loans receivable represent cash advances to participants of the Plan less any payments made.

Investments and Investment Income

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s investments are stated at fair value, using quoted market prices, except for participant loans, which are valued at cost.

Securities Transactions and Investment Income

Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the plan year or acquisition cost if acquired during the plan year. Unrealized gains and losses are calculated as current value of investments at the end of the plan year less current value at the beginning of the plan year or acquisition cost if acquired during the plan year.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in net assets available for benefits. Actual results could differ from those estimates.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

Investments held by the Plan at December 31, 2003 and 2002 consisted of the following:

	2003	2002
	Current Value	Current Value
Mutual funds	$20,946,567	$15,213,121
Money market funds	805	222
Common collective trust funds	6,496,087	5,926,908
Common stock	3,385,250	2,060,446
Participant loans receivable	944,965	769,873
Cash	501	1,047

	$31,774,175	$23,971,617

The fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

	December 31,
	2003	2002
Aviall, Inc. Common Stock Funds:
Aviall, Inc. Common Stock (209,703 and 246,241 shares, respectively)	$3,252,496	$1,982,243
Aviall Stock Restricted Shares (8,559 and 9,715 shares, respectively) *	$132,754	$78,203
Washington Mutual Investors A Fund (208,778 and 193,739 shares, respectively)	$6,008,631	$4,554,815
EuroPacific Growth A Fund (67,710 and 52,763 shares, respectively)	$2,045,529	$1,211,986
Franklin Balance Sheet Investment A Fund (39,857 and 38,159 shares, respectively)	$1,896,045	$1,415,336
Massachusetts Investors Growth Stock A Fund (343,399 and 319,988 shares, respectively)	$3,887,284	$2,953,491
Lord Abbett Developing Growth A Fund (110,672 and 92,518 shares, respectively)	$1,660,092	$990,869	**
PIMCO Total Return A Fund (211,463 and 207,422 shares, respectively)	$2,264,779	$2,213,200
Stable Value Funds:
INVESCO Trust Company Stable Value Fund (6,496,087 and 5,926,908 shares, respectively)	$6,496,087	$5,926,908

*	Nonparticipant directed.
**	Does not represent 5% or more of the Plan’s net assets, shown for comparative purposes only.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,679,649 as follows:

Mutual funds	$3,829,663
Common stock	1,849,986

$5,679,649

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2002
Net assets:
Common stock	$132,754	$78,203

	$132,754	$78,203

Year ended December 31, 2003
Changes in net assets:
Net appreciation in fair value	$63,853
Distributions	(9,302)

$54,551

5.	TAX STATUS OF THE PLAN

The IRS granted a favorable letter of determination under the applicable section of the IRC on September 1, 1995 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification and to be amended to comply with any changes in the IRC. On June 27, 2003, the Plan was amended and restated effective January 1, 1997 to comply with the relevant provision of the Taxpayer Relief Act of 1997, the Small Business Job Protection Act of 1996, the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000, as well as other changes that were required by the Internal Revenue Service and other laws and regulations. On June 27, 2003, the Plan was further amended effective January 1, 2002 to comply with certain provision of the Economic Growth and Tax Relief Reconciliation Act of 2001. On December 15, 2003, the Plan was amended effective as of January 1, 2003 to reflect final and temporary regulations under Section 401(a)(9) of the IRC, published on April 17, 2002.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Following the amendment and restatement of the Plan, the Company submitted an application for a determination letter to the IRS regarding the qualified status of the Plan. Management is unaware of any material variations in the operations of the Plan from the terms of the Plan documents, including amendments. The Company anticipates receiving a favorable letter of determination from the IRS regarding the qualified status of the Plan, and believes the Plan, as amended, continues to qualify and operate as designed in accordance with applicable sections of the IRC and ERISA.

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan has not considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions. The Company provides certain accounting and administrative services for which no fees are charged.

For the year ended December 31, 2003 and 2002, the Plan purchased 32,775 and 58,328 shares of Aviall, Inc. common stock, respectively, at a cost of $319,286 and $573,499, respectively. The Plan sold 69,313 and 142,961 shares of Aviall, Inc. common stock, respectively, at a price of $835,166 and $1,250,489, respectively.

For the year ended December 31, 2003 and 2002, the Plan sold 1,155 and 385 shares of Aviall, Inc. Restricted Shares, respectively, at a price of $9,302 and $3,216, respectively.

Administrative expenses paid by the Company on behalf of the Plan amounted to $21,026 in 2003 and $32,548 in 2002.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$31,796,765	23,965,084
Amounts allocated to withdrawing participants	(171,768)	—

Net assets available for benefits per the Form 5500	$31,624,997	23,965,084

The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of the 5500:

Benefits paid to participants per the financial statements	$1,341,730
Plus: amounts allocated on Form 5500 to withdrawn participants at December 31, 2003	171,768

Benefits paid to participants per the Form 5500	$1,513,498

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

8.	SUBSEQUENT EVENTS

Effective June 1, 2004, MFS International New Discovery Fund/A was added to the Plan. The fund replaced the ING International Small Cap Growth Fund/A which was removed from the Plan effective June 8, 2004.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i - FORM 5500

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2003

(a) Party in Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Corporate Common Stocks:
*	Aviall, Inc.	209,703 shares		$3,252,496
*	Aviall, Inc. Restricted Shares	8,559 shares	$68,902	132,754

	Mutual Funds:
	Washington Mutual Investors A Fund	208,778 shares		6,008,631
	EuroPacific Growth A Fund	67,710 shares		2,045,529
	Dreyfus Premier Emerging Markets A	37,181 shares		625,029
	Franklin Balance Sheet Investment A	39,857 shares		1,896,045
	Franklin Real Estate Securities A Fund	68,748 shares		1,478,100
	Massachusetts Investors Growth Stock A Fund	343,399 shares		3,887,284
	Lord Abbett Developing Growth A Fund	110,672 shares		1,660,092
	PIMCO Total Return A Fund	211,463 shares		2,264,779
	ING Int’l Small Cap Growth A Fund	39,862 shares		1,081,078

	Common Collective Trust Funds:
	INVESCO Trust Company Stable Value Fund	6,496,087 shares		6,496,087

	Money Market Funds:
	Alliance Capital Reserve	805 shares		805

	Cash:
	Bank One Trust Account	Balance at 12/31/03		313
	Bank One Disbursement Account	Balance at 12/31/03		188

*	Participant Loans	Interest rates range from 4.95% to 10.74% (Term not exceeding five years for nonresidential loans and ten years for residential loans)		944,965

	Total Assets Held for Investment			$31,774,175

*	Represents an investment with a party in interest.
**	Disclosure of cost of investments is not required for participant directed investments.

AVIALL, INC.

EMPLOYEE SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit No.	Description	Page
23	Consent of Independent Registered Public Accounting Firm	19

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	21